NO ACT

10 2-12-08

[redacted]

09004310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 3, 2009

Received SEC
MAR 0 3 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-3-09

Richard J. Kolencik
Senior Group Counsel
Marathon Oil Corporation
P.O. Box 4813
Houston, TX 77210-4813

Re: Marathon Oil Corporation
Incoming letter dated February 12, 2009

Dear Mr. Kolencik:

This is in response to your letter dated February 12, 2009 concerning the shareholder proposal submitted to Marathon by Nick Rossi on November 11, 2008. We have also received a letter on the proponent's behalf dated February 11, 2009. On February 6, 2009, we issued our response expressing our informal view that Marathon could not exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we are unable to concur in your view that Marathon may exclude the proposal under rule 14a-8(c). While it appears that the proponent may have exceeded the one-proposal limitation in rule 14a-8(c), it appears that Marathon did not request that the proponent reduce the proposals to cure the deficiency as required by rule 14a-8(f). Accordingly, we do not believe that Marathon may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: John Chevedden

***FISMA & OMB Memorandum M-07-16***

**Richard J. Kolencik**
Senior Group Counsel

**Marathon Oil Corporation**

5555 San Felipe (77056-2799)
P.O. Box 4813 (77210-4813)
Houston, Texas
Telephone 713/296-2535
E-Mail: rjkolencik@marathonoil.com

Sent Via Electronic Mail and Overnight Mail

February 12, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No Action Letter –Stockholder Proposal for Inclusion in Marathon Oil Corporation's 2009 Proxy Statement submitted by Nick Rossi

Ladies and Gentlemen:

By letter dated February 6, 2009 (see "Exhibit A"), Marathon Oil Corporation, a Delaware corporation received no action relief from the Division of Corporation Finance for a proposal dated October 21, 2008 (the "First Proposal") from Nick Rossi (the "Proponent") based on Rule 14a-(8)(i)(2). The Proponent submitted another proposal on November 11, 2008 (the "Second Proposal"). Marathon asks the Division not to recommend to the Commission that any enforcement action be taken if Marathon excludes the Second Proposal from its 2009 definitive proxy materials (the "2009 Proxy Materials") for the reasons stated herein.

With respect to the Second Proposal, we responded with a letter dated January 28, 2009 to the Division seeking no action relief (see "Exhibit B"). The Proponent submitted a response dated February 11, 2009 to the Division (see "Exhibit C").

Although the Proponent attempted to revise the First Proposal by submitting the Second Proposal, the Second Proposal should be treated as a completely separate proposal. As a separate proposal, it is subject to exclusion under Rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. In this connection, we note that Wyeth received no action relief on a proposal that contained substantially the same language as in the First Proposal, but was denied no action relief on a proposal that has substantially the same language as the Second Proposal.[1] *See Wyeth* (available January 28, 2009). Similarly, Baker Hughes was denied no action relief for a proposal that has substantially the same language as the Second Proposal.[2] *See Baker Hughes Incorporated* (available January 16, 2009).

[1] The Division of Corporation Finance determined that the proposal did not violate state law.
[2] The Division of Corporation Finance determined that the proposal did not violate state law.

Based on its decisions reached on the state law issue, it appears to be clear that the Division views the two submissions by the Proponent as separate proposals.

Accordingly, pursuant to the guidance provided in Staff Legal Bulletin No. 14 (Jul. 13, 2001), the Second Proposal is subject to exclusion under Rule 14a-8(c).

Marathon respectfully requests that the Staff concur in our view that the Second Proposal may be excluded from the 2009 Proxy Materials under Rule 14a-8(c) as the Proponent may not submit more than one shareholder proposal for its 2009 annual meeting of stockholders to be held on April 29, 2009.

In accordance with Rule 14a-8(j) of the Exchange Act, Marathon is enclosing six copies of this letter and the exhibits. A copy of this letter and exhibits are also being mailed on this date to the Proponent in accordance with Rule 14a-8(j), thereby notifying him of Marathon's intention to omit the Second Proposal from the 2009 Proxy Materials. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed, self-addressed postage-paid envelope.

If the Staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested, Marathon would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. If you have any questions, please feel free to call me at 713-296-2535.

Sincerely,

Richard J. Kolencik
Sr. Group Counsel

RJK/230388

Attachments

cc: W.F. Schwind, Jr. (w/out attachments)
John Chevedden (w/attachments – regular mail)

**Exhibit A**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 6, 2009

Richard J. Kolencik
Sr. Group Counsel
Marathon Oil Corporation
P.O. Box 4813
Houston, TX 77210-4813

Re: Marathon Oil Corporation
Incoming letter dated December 12, 2008

Dear Mr. Kolencik:

This is in response to your letters dated December 12, 2008 and January 9, 2009 concerning the shareholder proposal submitted to Marathon by Nick Rossi. We also have received letters on the proponent's behalf dated December 15, 2008, January 4, 2009, January 15, 2009, and February 2, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

***FISMA & OMB Memorandum M-07-16***

February 6, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Marathon Oil Corporation
Incoming letter dated December 12, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Marathon's outstanding common stock (or the lowest percentage allowed by law about 10%) the power to call special shareowner meetings, and further provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board."

There appears to be some basis for your view that Marathon may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Marathon to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Marathon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Marathon relies.

Sincerely,

Julie F. Bell
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

February 2, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 4 Marathon Oil Corporation (MRO)**
**Rule 14a-8 Proposal of Nick Rossi**
**Special Shareholder Meetings**

Ladies and Gentlemen:

This responds to the company December 12, 2008 no action request, supplemented on January 9, 2009 and on January 28, 2008, regarding the rule 14a-8 proposal on Special Shareholder Meetings.

The following are recent Staff Reply Letters that do not grant concurrence to a company on the (i)(10) issue on this same rule 14a-8 proposal topic:
*Allegheny Energy* (January 15, 2009)
*Home Depot, Inc.* (January 21, 2009)
*Honeywell International Inc.* (January 15, 2009)

For these reasons and the reasons forwarded earlier it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Anthony Wills <acwills@marathonoil.com>

January 15, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Allegheny Energy, Inc.
Incoming letter dated December 29, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Allegheny Energy's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings.

We are unable to concur in your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Allegheny Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

January 21, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Home Depot, Inc.
Incoming letter dated December 12, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Home Depot's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Home Depot may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Home Depot may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Bell
Attorney-Adviser

January 15, 2009

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Honeywell International Inc.
Incoming letter dated December 18, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Honeywell's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings.

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Honeywell may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

**Anthony C. Wills**
Senior Attorney

**Marathon Oil Corporation**

5555 San Felipe (77056-2799)
P.O. Box 4813 (77210-4813)
Houston, Texas
Telephone 713/296-2571
E-Mail: acwills@marathonoil.com



Sent Via Overnight Mail

January 23, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No Action Letter –Stockholder Proposal for Inclusion in Marathon Oil Corporation's 2009 Proxy Statement submitted by Nick Rossi

Ladies and Gentlemen:

Marathon Oil Corporation ("Marathon" or the "Company") sent a letter dated December 12, 2008 (the "Initial Letter") to the Securities and Exchange Commission (regarding a stockholder proposal and supporting statement (the "Proposal") from Nick Rossi who designated John Chevedden to act on his behalf (the "Proponent") for inclusion in Marathon's proxy statement for its 2009 annual meeting of stockholders to be held on April 29, 2009. In accordance with *Staff Legal Bulletin No.* 14D (November 7, 2008), Marathon sent an additional letter dated January 9, 2009, by electronic email regarding the Proposal (the "Second Letter"). We have been unable to confirm receipt of the Second Letter, therefore Marathon is enclosing herein six copies of the Second Letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of the Second Letter and returning it in the enclosed, self-addressed postage-paid envelope.

If you have any questions, please feel free to call me at 713-296-2571.

Sincerely,

Anthony C. Wills
Senior Attorney

ACW/229713

Attachments

Richard J. Kolencik
Senior Group Counsel

Marathon Oil Corporation

5555 San Felipe (77056-2799)
P.O. Box 4813 (77210-4813)
Houston, Texas
Telephone 713/296-2535
E-Mail: rjkolencik@marathonoil.com



Sent Via Electronic Mail

January 9, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No Action Letter –Stockholder Proposal for Inclusion in Marathon Oil Corporation's 2009 Proxy Statement submitted by Nick Rossi

Ladies and Gentlemen:

This letter amends and supplements the letter dated December 12, 2008 (the "Initial Letter") sent by Marathon Oil Corporation ("Marathon" or the "Company") to the Securities and Exchange Commission (the "Commission") regarding a stockholder proposal and supporting statement (the "Proposal") from Nick Rossi who designated John Chevedden to act on his behalf (the "Proponent") for inclusion in Marathon's proxy statement for its 2009 annual meeting of stockholders to be held on April 29, 2009. Marathon asks that the staff of the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if Marathon excludes the Proposal from its definitive proxy materials (the "2009 Proxy Materials").

For the reasons stated herein, Marathon respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials under Rule 14a-8(i)(1) and Rule 14a-8(i)(2) because the Proposal is not a proper subject for stockholder action under Delaware law and, if implemented, would cause Marathon to violate the Delaware General Corporation Law (the "DGCL"), which is the governing jurisdiction in which Marathon is incorporated. Our conclusions are supported by an opinion attached as Exhibit A hereto (the "Delaware Opinion") from the law firm of Morris, Nichols, Arsht & Tunnel LLP, the Company's counsel licensed to practice in Delaware, in which such counsel opined that (i) the Proposal would, if implemented, cause the Company to violate Delaware law and (ii) the Proposal is not a proper subject for stockholder action under Delaware law. Accordingly, we request that the Staff concur that Marathon may exclude the Proposal from its 2009 Proxy Materials.

I. The Proposal.

The Proposal requests the power of stockholders to call special stockholder meetings, stating in relevant part:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

II. The Proposal may be excluded under Rule 14a-8(i)(2) because the Proposal would, if implemented, cause Marathon to violate the DGCL.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Marathon is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the Delaware Opinion, Marathon believes, if implemented, the Proposal would cause Marathon to violate Delaware law.

A. Delaware law prohibits discrimination among holders of the same class of stock.

It is a fundamental rule of Delaware law that shares of the same class of stock are equal, and that the holders of such shares have the same rights on a pro rata basis. The Proposal is susceptible to at least two different interpretations. The first interpretation would require that any bylaw or charter provision allowing stockholders owning at least 10% of Marathon's common stock to call a special meeting not apply to stockholders who are members of "management and/or the board" (such stockholders, "Inside Stockholders"). As a result, Inside Stockholders would be prohibited from exercising the same rights accorded to other stockholders. As discussed in the Delaware Opinion, because the Proposal would exclude some holders of Marathon's common stock from the group of stockholders with the right to call special meetings, the Proposal would be inconsistent with the "doctrine of equal treatment." This doctrine is a basic-rule against discrimination, requiring that shares of stock of the same class be accorded equal and identical rights, regardless of the identity of the holder.

The Proposal would violate this doctrine as it would discriminate against Inside Stockholders.[1] For example, a member of management who may want to join with other stockholders in calling a special meeting would find that his or her stock does not count toward the calculation of the requisite 10% of outstanding common stock. An interpretation of the Proposal in this manner would, if implemented, violate Delaware law because it would discriminate among holders of the same class of stock of Marathon.

---

[1] Insofar as the Proposal prohibits the recognition of shares held by Inside Directors for purposes of any bylaw or charter provision authorizing stockholders owning at least 10% of Marathon's common stock to call a special meeting.

B. The Directors' Right to Call Special Meetings Cannot Be Limited.

The second interpretation of the Proposal would require that any "exception or exclusion condition" applied to stockholders in the bylaw or charter provision also be applied to "management and/or the board." As a result, Marathon's Board of Directors (the "Board") would be prohibited from calling a special meeting unless it satisfied the 10% stock ownership condition called for in the first sentence of the Proposal. The Proposal in its present form, requests that the Board take the steps necessary to amend the bylaws of the Company and "each appropriate governing document to give holders of 10% of ...[the] outstanding common stock [of the Company].. the power to call special shareowner meetings" and further asks that such amendment provide that "there are no exclusion or exception conditions" to calling a special meeting that apply "only to shareowners." The second sentence of the Proposal mandates that "such bylaw and/or charter text' not have any "exception or exclusion condition" that applies only to stockholders but not to the Company's management and/or board of directors. The second sentence seems to require that any restriction imposed on the power of stockholders to call a special meeting will also apply equally to the Company's management and/or board of directors. Because the Proposal itself imposes a restriction on the ability of stockholders to call a special meeting by requiring that stockholders requesting a meeting hold at least 10% of the Company's outstanding common stock, the second sentence of the Proposal appears to require that the same restriction apply to the Company's management and/or board of directors, so that the Board could only call a special meeting if the directors collectively owned 10% of the outstanding common stock.

Furthermore, Delaware law provides that there are certain matters for which only directors may call special meetings (*e.g.*, only the board of directors may call a meeting for the purpose of approving a merger agreement or approving an amendment to the certificate of incorporation). Accordingly, as discussed in the Delaware Opinion, imposition of this restriction on the ability of management or the board of directors to call a special meeting of stockholders would violate Section 211(d) of the DGCL, which provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws." *8 Del. C.* §211(d). This statute invests a board of directors with the power to call a special meeting but does not provide any means to circumscribe that power in a corporation's bylaws or certificate of incorporation.[2] No other provision of the DGCL authorizes any limitations on or modifications to a board of director's power to call a special meeting pursuant to Section 211(d). Thus, as supported by the Delaware Opinion, implementation of the Proposal violates Delaware law because it would (1) impose on the Board a 10% stock ownership condition in order to call a special meeting of the stockholders in violation of Section 211 of the DGCL and (2) purport to prohibit the Board from calling a special meeting to consider matters that only directors can initiate, such as charter amendments and mergers.

---

[2] The bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

III. The Proposal may be excluded under Rule 14a-8(i)(1) because the Proposal is not a proper subject for stockholder action under Delaware Law.

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization." For the reasons stated above and in the Delaware Opinion, the Proposal would, if implemented, cause the Company to violate Delaware law because it contradicts the express provisions of the DGCL. Accordingly, the Proposal also is not a proper subject for stockholder action and may be excluded pursuant to Rule 14a-8(i)(1).

The Proponent has cast the Proposal in precatory terms, and Marathon recognizes that such proposals, i.e., those that only recommend (but do not require) director action, are not necessarily excludable pursuant to Rule 14a-8(i)(1) where the same proposal would be excluded if presented as a binding proposal.[3] However, the Proposal is not a proper subject for stockholder action even though it is cast in precatory terms. Using a precatory format will save a proposal from exclusion on this basis only if the action that the proposal recommends that the directors take is in fact a proper matter for director action. Because the Proposal would, if implemented, cause Marathon to violate Delaware law, it is not a proper matter for director action and should be excluded pursuant to Rule 14a-8(i)(1).[4]

IV. Conclusion.

For the reasons set forth above, Marathon respectfully requests the Staff confirm that it will not recommend any enforcement action if Marathon excludes the 2009 Proposal from the 2009 Proxy Materials.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being emailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Exchange Act, a copy of this letter and its attachments are simultaneously being emailed to the Proponent.

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[3] For example the Staff has determined that a stockholder proposal calling for unilateral action to amend the certificate of incorporation of a Delaware corporation may be excluded from that corporation's proxy statement because such an amendment requires bilateral board and stockholder approval under Delaware law, but that such a proposal may not be excluded if it is recast as a recommendation that the directors take the steps necessary to implement the proposal. *See Great Lakes Chemical Corporation*, SEC No-Action Letter (Mar. 8, 1999).

[4] See, e.g., Pennzoil Corp., SEC No-Action Letter, (Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding pursuant to Rule 14a-8(i)(1) a precatory proposal that asked directors to adopt a bylaw that could be amended only by the stockholders because under Delaware law "there is a substantial question as to whether....the directors may adopt a by-law provision that specifies that it may be amended only by shareholders"); *see also* MeadWestvaco Corp., SEC No-Action Letter, (Feb. 27, 2005) (finding a basis for exclusion pursuant to Rule 14a-8(i)(2) of a proposal recommending that the company adopt a bylaw containing a per capita voting standard that, if adopted, would violate Delaware law).

If the Staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested, Marathon would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. If you have any questions, please feel free to call me at 713-296-2535.

Sincerely,

Richard J. Kolencik
Sr. Group Counsel

RJK/228649

Attachments

cc: W.F. Schwind, Jr. (w/out attachments)
John Chevedden (w/attachments -- by e-mail)
Nick Rossi (w/attachments -- regular mail)

**Exhibit A**

**Opinion of Morris, Nichols, Arst & Tunnell LLP**

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 8, 2009

Marathon Oil Corporation
5555 San Felipe Rd
Houston, TX 77056

Re: **Stockholder Proposal Submitted By Nick Rossi**

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to Marathon Oil Corporation, a Delaware corporation (the "Company"), by Nick Rossi, who designated John Chevedden to act on his behalf (the "Proponent"), for inclusion in the Company's proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proposal would, if implemented, cause the Company to violate Delaware law, and (ii) whether the Proposal is a proper subject for stockholder action under Delaware law.

## *I. The Proposal.*

The Proposal asks the board of directors of the Company (the "Board") to take the steps necessary to amend the bylaws of the Company and "each appropriate governing document to give holders of 10% of . . . [the] outstanding common stock [of the Company] . . . the power to call special shareowner meetings" and further asks that "such bylaw and/or charter text will not have any exception or exclusion conditions . . . applying to shareowners only and meanwhile not apply to management and/or the board." In its entirety, the Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to

shareowners only and meanwhile not apply to management and/or the board.[1]

## *II. Summary.*

The Proposal is susceptible to at least two different interpretations. The first interpretation would require that any bylaw or charter provision allowing stockholders owning at least 10% of the Company's common stock to call a special meeting not apply to stockholders who are members of "management and/or the board" (such stockholders, "Inside Stockholders"). As a result, Inside Stockholders would be prohibited from exercising the same rights accorded to other stockholders. Insofar as the Proposal is interpreted in this manner, it would, if implemented, violate Delaware law because it would discriminate among holders of the same class of stock of the Company. The basis for this opinion is set forth in Section III.A of this letter.

The second interpretation of the Proposal would require that any "exception or exclusion condition" applied to stockholders in the bylaw or charter provision also be applied to "management and/or the board." As a result, the Board would be prohibited from calling a special meeting unless it satisfied the 10% stock ownership condition called for in the first sentence of the Proposal. Insofar as the Proposal is interpreted in this manner, it would, if implemented, violate Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the Delaware General Corporation Law (the "DGCL"). The basis for this opinion is set forth in Section III.B of this letter.

For the foregoing reasons, it is our opinion that the Proposal would cause the Company to violate Delaware law if it were implemented. In addition, because the Proposal asks the Board to violate Delaware law, it is also our opinion that, as explained in Section IV of this letter, the Proposal is not a proper subject for stockholder action under Delaware law.

## *III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.*

### *A. Delaware Law Prohibits Discrimination Among Holders Of The Same Class Of Stock.*

It is a fundamental rule of Delaware law that shares of the same class of stock are equal, and that the holders of such shares have the same rights on a pro rata basis. Although the Delaware statute recognizes an exception to this rule to the extent that a certificate of incorporation specifies the *voting* rights of holders on other than a pro rata basis (for example, basing the per share voting right of a stockholder on the total number of shares owned by such

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1 A longer supporting statement, not relevant to our opinion, accompanies the Proposal.

holder), neither the statute nor the case law recognizes such an exception concerning the right to call special meetings.

The right to call special meetings is set forth in Section 211(d) of the DGCL, which allows a corporation's certificate of incorporation or bylaws to authorize a "person or persons" to call special meetings of stockholders:

> Special meetings of the stockholders may be called by the board of directors *or by such person or persons as may be authorized by the certificate of incorporation or the bylaws.*

8 *Del. C.* § 211(d) (emphasis added).[2] Importantly, any charter or bylaw provision relating to special meetings must not be contrary to law. *See* 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation."); *id.* § 102(b)(1) (authorizing a charter to include provisions "regulating . . . the powers of the . . . stockholders," but expressly stating that such provisions may not be "contrary to the laws of this state"). The Delaware Supreme Court has interpreted this requirement to mean that, in addition to not "facially violat[ing]" any provision of the DGCL, a provision may not "violate any common law rule or precept." *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 238 (Del. 2008); *see also Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837, 843-44 (Del. Ch. 2004) (stating that the term "contrary to the laws of this state," as used in Section 102(b)(1), means a provision that "transgress[es] a statutory enactment or a public policy settled by the common law or implicit in the General Corporation [law] itself") (citations and internal quotations omitted).

Because the Proposal would exclude some holders of the Company's common stock from the group of stockholders with the right to call special meetings, the Proposal would be inconsistent with the "doctrine of equal treatment." This doctrine is a basic rule against discrimination, requiring that shares of stock of the same class be accorded equal and identical rights, regardless of the identity of the holder. *See, e.g., In re Sea-Land Corp.*, 642 A.2d 792, 299 n.10 (Del. Ch. 1993) ("It has long been acknowledged that absent an express agreement or statute to the contrary, all shares of stock are equal."); *Jedwab v. MGM Grand Hotels, Inc.*, 509 A.2d 584, 593 (Del. Ch. 1986) ("At common law and in the absence of an agreement to the contrary all shares of stock are equal."); *Penington v. Commonwealth Hotel Const. Corp.*, 155 A. 514, 520 (Del. Ch. 1931) (same).[3]

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2 The bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

3 The discussion of the equal treatment doctrine in *In re Sea-Land Corp.* acknowledges that "in some circumstances Delaware law permits shareholders (as distinguished from shares) to be treated unequally." 642 A.2d at 799 n.10. *See also Applebaum v. Avaya, Inc.*, 805 A.2d 209,

(continued)

Insofar as the Proposal prohibits the recognition of shares held by Inside Stockholders for purposes of any bylaw or charter provision authorizing stockholders owning at least 10% of the Company's common stock to call a special meeting, the Proposal would violate this doctrine as it would discriminate against Inside Stockholders. For example, a member of management who may want to join with other stockholders in calling a special meeting would find that his or her stock does not count toward the calculation of the requisite 10% of outstanding common stock. This would create a discriminatory distinction between shares owned by Inside Stockholders and other shares.

The most common application of the equal treatment doctrine in the caselaw relates to dividends, requiring that all holders of identical shares receive the same dividends when dividends are declared and paid. Thus, in *Telvest, Inc. v. Olson*, 1979 WL 1759 (Del. Ch. Mar. 8, 1979), the Delaware Court of Chancery enjoined the distribution of a stock dividend because, *inter alia*, the dividend would not be issued on a pro rata basis. The proposed dividend

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(continued)

214 (Del. Ch. 2002), *aff'd*, 812 A.2d 880 (Del. 2002) (interpreting Section 155 of the DGCL, which authorizes a corporation to issue fractional shares or provide alternative consideration in lieu of fractional shares, to allow a corporation to issue fractional shares to some stockholders but not others following a reverse stock split and stating that "directors acting consistently with their fiduciary duties may draw distinctions between groups of stockholders in defining the basic economic terms of transactions (subject to a requirement that all stockholders be treated fairly)"); *Nixon v. Blackwell*, 626 A.2d 1366, 1376 (Del. 1993) (discussing board approval of an employee stock option plan and key man life insurance program which together had the effect of benefiting certain stockholders but not others and stating that "stockholders need not always be treated equally for all purposes" as long as such treatment is fair).

The cases cited for this proposition, other than *Providence & Worcester Co. v. Baker*, 378 A.2d 121, 123 (Del. 1977), which is discussed at length in this opinion below, are concerned with a board of directors engaging in a business strategy or transaction that effects certain stockholders differently than others. *E.g. Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946, 956 (Del. 1985) (discriminatory self tender offer); *Revlon, Inc. v. MacAndrews & Forbes Holdings*, 506 A.2d 173, 180-81 (Del. 1986) (adoption of a stockholder rights plan); *see also Cheff v. Mathes*, 199 A.2d 548, 554-56 (Del. 1964) (selective stock repurchase); *Fisher v. Moltz*, 1979 WL 2713 (Del. Ch. Dec. 28, 1979) (same). Stated another way, these cases stand for the proposition that "there are occasions where *boards of directors are permitted to treat different groups of stockholders differently*, as long as it is in accordance with their fiduciary duties." *Tooley v. AXA Fin., Inc.*, 2005 WL 1252378, at *5 n.18 (Del. Ch. May 13, 2005) (emphasis added). However, these cases do not stand for the proposition that a corporation's governing documents may discriminate among holders of the same class of stock in a matter of fundamental corporate governance.

in that case was of preferred shares that carried special voting rights on certain transactions. The defendant corporation argued that the fact that the dividend would be issued on a rounded basis so that the voting rights of certain holders of common stock receiving the dividend would be rounded up involved only a "slight" increase in the voting rights of those stockholders. The Court refused to find that there was any "*de minimis*" exception to the absolute requirement of equal treatment in dividends. *Id.* at *18.

Although there is one well-known exception to the rule of equal treatment, it has never been applied to Section 211(d) or the right to call special meetings.[4] Instead, as is clear from the decision of the Delaware Supreme Court recognizing the exception, the exception derives from the specific language of the statutory section governing voting rights—Section 212(a) of the DGCL.[5] In *Providence & Worcester Co. v. Baker*, 378 A.2d 121, 123 (Del. 1977), the Delaware Supreme Court interpreted Section 212(a) of the DGCL to allow a certificate of incorporation to limit the voting power of large stockholders by allowing one vote for the first fifty shares of stock held by a stockholder, but only one vote for every additional twenty shares held by such stockholder and prohibiting any stockholder from voting more than 25% of the corporation's outstanding common stock. The Court in *Providence & Worcester Co.* relied heavily on the precise language and statutory history of Section 212(a) in declining to declare such a charter provision void. *See also Matulich*, 2007 WL 1662667, at *4 ("[W]hen a Court interprets a statute, it seeks to ascertain and give effect to the intent of the legislature.") (citations and internal quotations omitted). Importantly, the Court found that the predecessor statute to Section 212(a) had permitted differential voting rights; that this rule was subsequently changed to require uniformity; and that a final change required uniformity as the default rule unless, as expressly stated in Section 212(a), "otherwise permitted in the certificate of incorporation." The Court also found that "voting restrictions" such as those in the Providence and Worcester charter were familiar to the legislature at the time it added the phrase "unless otherwise provided in the

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4 A right to "call" a special meeting conferred pursuant to Section 211(d) is not a right to vote on whether a special meeting should be convened. *Cf. Matulich v. Aegis Comm'ns Group, Inc.*, 2007 WL 1662667, at *6 (Del. Ch. May 31, 2007) (observing that the DGCL "specifically contemplates that a shareholder may be granted multiple methods by which they may express an opinion" and distinguishing a consent right granted in a certificate of incorporation from a voting right).

5 Unlike Section 211(d), Section 212(a) expressly renders equal treatment a default, subject to variance in a corporation's certificate of incorporation. *Compare* 8 *Del. C.* § 212(a) ("Unless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder.") *with* 8 *Del. C.* § 211(d) ("Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws.").

certificate of incorporation" to the statute. In short, the entire analysis was driven by the specific history, language and context of, and the specific amendments to, the voting rights statute (Section 212(a)).

By contrast, there is no such statutory or historic support for an interpretation of the special meeting statute, Section 211(d), that would permit discrimination among stockholders. Prior to wholesale revisions to the DGCL in 1967, Section 211(d) had "no counterpart" in the Delaware corporations statute. 1 EDWARD P. WELCH, FOLK ON THE DELAWARE GENERAL CORPORATION LAW § 211.8 (5th ed. 2008). Commentary from an advisor to the committee that substantially revised the DGCL in 1967 states that the revised statute (which was ultimately adopted and codified in Section 211(d)) should provide that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation" but that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings." Ernest L. Folk, III, *The Delaware Corporation Law: A Study of the Statute with Recommended Revisions* 112 (1964). This commentary illustrates the drafters' intent with respect to the "person or persons" that may be conferred with the power to call a special meeting. Such intent is in conformity with pre-1967 caselaw regarding the right to call a special meeting and does not illustrate any intent to create an exception to the fundamental doctrine of equal treatment. *E.g., Richman v. DeVal Aerodynamics, Inc.*, 183 A.2d 569 (Del. Ch. 1962) (bylaw provision authorizing president or holders of a majority of the corporation's stock to call special meeting); *Campbell v. Loew's Inc.*, 134 A.2d 852 (Del. Ch. 1957) (bylaw provision authorizing president to call special meeting); *Moon v. Moon Motor Car Co.*, 151 A. 298 (Del. Ch. 1930) (bylaw provision authorizing president or holders of a majority of the corporation's stock to call special meeting).

Moreover, we believe that judicial interpretation of two other sections of the DGCL, both relating to dividends, is more analogous to the present situation than the unique analysis in *Providence & Worcester Co.* As stated above, the most common application of the equal treatment doctrine relates to dividends. The DGCL provisions relating to dividends, like Section 212(a), are enabling—allowing a certificate of incorporation to govern the declaration of dividends. *See 8 Del. C.* § 151(c) ("The holders of preferred or special stock of any class or of any series thereof shall be entitled to receive dividends at such rates, on such conditions and at such times *as shall be stated in the certificate of incorporation* .... ") (emphasis added); *id.* § 170 ("The directors of every corporation, *subject to any restrictions contained in its certificate of incorporation*, may declare and pay dividends upon the shares of its capital stock . . . .") (emphasis added). However, it is clear that, notwithstanding the ability to address the payment of dividends in a certificate of incorporation, the doctrine of equal treatment with respect to dividends may only be abrogated by unanimous consent of the stockholders. *See In re Reading Co.*, 711 F.2d 509, 519 (3d Cir. 1983) ("While, ordinarily, dividends must be apportioned among the stockholders pro rata to their several holdings, 'it cannot be doubted that the stockholders may, *by unanimous consent*, adopt and become bound to a different mode of division.'") (emphasis added and citation omitted). It is our opinion that, similar to the right to receive a dividend, absent unanimous consent of the stockholders, once the right to call a special meeting is granted to stockholders, all holders of the same class of stock must be treated equally with respect to that right.[6]

*B. The Directors' Right to Call Special Meetings Cannot Be Limited.*

1. <u>The Board Of Directors Has An Unqualified Statutory Right To Call Special Meetings.</u>

Section 211(d) of the DGCL expressly grants to the board of directors of a Delaware corporation the power to call special meetings of stockholders:

> *Special meetings of the stockholders may be called by the board of directors* or by such person or persons as may be authorized by the certificate of incorporation or the bylaws."

8 *Del. C.* § 211(d) (emphasis added). This statute invests the board of directors with the power to call a special meeting but does not provide any means to circumscribe that power in a corporation's bylaws or certificate of incorporation.[7] No other provision of the DGCL authorizes any limitations on or modifications to the board's power to call a special meeting pursuant to Section 211(d).

As stated above, a corporation's bylaws "may contain any provision, not inconsistent with law," 8 *Del. C.* § 109(b), and a corporation's certificate of incorporation may not be "contrary to the laws of this state," *id.* § 102(b)(1). Insofar as the Proposal would require

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[6] We also recognize that Section 211(d) allows the right to call special meetings to be conferred upon "such person or persons" as may be authorized by the bylaws. In our opinion, the use of the term "person or persons" in Section 211(d) does not create an exception to the fundamental doctrine of equal treatment. *First,* as discussed above, the legislative history of Section 211(d) does not illustrate any intent to create an exception to the doctrine of equal treatment. *Second,* we believe that the use of the term "person or persons" in Section 211(d), when used with respect to stockholders, is similar to the use of the term "shares of its capital stock" in the DGCL provision authorizing the declaration and payment of dividends. *See* 8 *Del. C.* § 170(a) ("The directors of every corporation . . . may declare and pay dividends upon the *shares of its capital stock* . . . . ") (emphasis added). The use of the subject "shares of its capital stock" in Section 170 has not been interpreted to abrogate the doctrine of equal treatment on the basis of that subject, and we believe that the use of the term "person or persons" in Section 211(d), when used with respect to stockholders, would be treated similarly. *Cf. Telvest, Inc.*, 1979 WL 1759.

[7] As stated above, the bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

that any "exception or exclusion condition" applied to stockholders also be applied to the Board, such that the 10% stock ownership condition mandated by the first sentence of the Proposal would prohibit the Board from calling a special meeting if the directors did not collectively own 10% of the outstanding common stock, the Board would violate Delaware law if it adopted the type of bylaw or charter provision urged by the Proponent because such provision would be "contrary to" and "inconsistent with" Section 211(d) of the DGCL.[8]

Such an attempt to limit the Board's unqualified statutory power to call a special meeting would also be inconsistent with other provisions of the DGCL. Delaware law provides that "[t]he business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors." 8 *Del. C.* 141(a). Indeed, the DGCL provides that the board of directors has exclusive authority to initiate certain significant actions that are conditioned upon and subject to subsequent stockholder approval. Limiting a board's power to call special meetings would impinge upon that exclusive authority. For example, to effect certain mergers or amendments to a corporation's certificate of incorporation, a board must first approve such action, and then submit the action to stockholders for approval. *See* 8 *Del. C.* §§ 251, 242. In exercising its fiduciary duties in approving a merger agreement or charter amendment, a board may determine that its fiduciary duties require it to call a special meeting to present the matter to stockholders for consideration. *See Mercier v. Inter-Tel (Del.), Inc.*, 929 A.2d 786, 817-19 (Del. Ch. 2007) (noting how the board's fiduciary duties were implicated when it decided to reschedule a special meeting for the approval of a merger that the board believed to be in the best interests of the stockholders); *Perlegos v. Atmel Corp.*, 2007 WL 475453, at *25 (Del. Ch. Feb. 8, 2007) (discussing fiduciary duties concomitant with the call and cancellation of a special meeting). Those duties do not disappear in those times when directors may fail to satisfy a particular stock ownership threshold. Accordingly, the power to call a special meeting is a fundamental one that cannot be constrained without placing a board's ability to fulfill its fiduciary duties in jeopardy—a result that the law will not permit.

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8 Although one need look only to the express terms of Section 211(d) to determine that the Proposal would be invalid, we note that the legislative history of Section 211(d) further supports our opinion. As stated above, commentary from an advisor to the committee that substantially revised the DGCL in 1967 states that the revised statute should provide that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation" but that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings." Folk, *supra* at 112. This commentary illustrates the drafters' recognition that the power of the board of directors—as opposed to other persons—to call a special meeting is inviolate.

2. <u>There Are Certain Matters For Which Stockholders May Not Call Meetings.</u>

As noted above, Delaware law provides that there are certain matters for which only directors may call special meetings. For example, only the board may call a meeting for the purpose of approving a merger agreement, because the board must approve a merger agreement before it is submitted to stockholders. *See Tansey v. Trade Show News Networks, Inc.*, 2001 WL 1526306 at *7 (Del. Ch. Nov. 27, 2001) (finding a merger to be "void *ab initio*" because its approval did not follow this proper sequence). By the same token, an amendment to the certificate of incorporation must be recommended by the board initially and then presented to the stockholders for approval. *See AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) ("Both steps must occur in that sequence, and under no circumstances may stockholders act before the mandated board action proposing and recommending the amendment."). Accordingly, there is implicit in the DGCL an exception that is permitted—in fact required—by law that applies to prohibit stockholders from calling meetings for certain purposes.[9] Because, under this interpretation of the Proposal, this exception would also have to apply to the Board, the Proposal, literally read, would make it impossible for the Board to initiate an amendment to the certificate of incorporation or a merger other than at the time of the Company's annual meeting. Such a fundamental stripping of the board's power would violate Delaware law. *See, e.g., Jones Apparel Group, Inc.*, 883 A.2d at 851-52 (suggesting that a certificate of incorporation may not contain restrictions on board power dealing with mergers or charter amendments).

In sum, insofar as the Proposal would prohibit the Board from calling a special meeting if the directors did not collectively own 10% of the outstanding common stock, implementation of the Proposal would violate Delaware law because it would (1) impose on the Board a 10% stock ownership condition in order to call a special meeting of the stockholders in violation of Section 211 of the DGCL and (2) purport to prohibit the Board from calling a special meeting to consider matters that only directors can initiate, such as charter amendments and mergers. Thus, by seeking to make the power of the Board and the power of stockholders to call special meetings equivalent, the Proposal would place restrictions on the fundamental power vested in the Board by Delaware law. As a result, the implementation of the Proposal would violate Delaware law.

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[9] The reference in the second sentence of the Proposal to "the fullest extent permitted by state law" does not save the Proposal. On its face, such language addresses the extent to which the requested amendments to the bylaws and "each appropriate governing document" may require exception or exclusion conditions under state law to apply to the stockholders, and, as discussed above, the applicable limits on stockholders (*e.g.*, the 10% threshold) are permitted insofar as they apply to the stockholders.

*IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.*

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part III of this opinion, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

*V. Conclusion.*

For the foregoing reasons, it is our opinion that: (i) the Proposal, if implemented, would cause the Company to violate Delaware law, and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

2653474

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

January 15, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 3 Marathon Oil Corporation (MRO)**
**Rule 14a-8 Proposal of Nick Rossi**
**Special Shareholder Meetings**

Ladies and Gentlemen:

This responds to the company December 12, 2008 no action request and January 9, 2009 supplement regarding this rule 14a-8 proposal with the following resolved statement:

**Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

The January 9, 2009 company misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of individual shareholders) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The company has not named one shareholder who would be excluded.

The company does not explain why it does not alternatively back up its (i)(2) objection by requesting that the second sentence of the resolved statement be omitted.

The company (i)(1) objection and outside opinion appear to be dependent on unqualified acceptance of its thus defective (i)(2) objection.

The company January 9, 2009 supplement did not object to this text from the January 4, 2009 shareholder response (attached):

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (718 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 718 institutions ever calling a special meeting.

The company claims that it has substantially implemented this proposal simply by not taking any action related to the proposal since the proposal was submitted. The company fails to provide any no action precedents for proposals being judged substantially implemented by no new company action – especial in cases where there is a large gap, for instance between a 10% requirement and a 25% requirement – a 150% gap.

The 25% threshold was based on the 2008 rule 14a-8 proposal. The company has not provided any precedent where a proposal was determined to be implemented based on a comparison with text in a prior year rule 14a-8 proposal.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Anthony Wills <acwills@marathonoil.com>

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

January 4, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Marathon Oil Corporation (MRO)**
**Shareholder Position on Company No-Action Request**
**Rule 14a-8 Proposal: Special Shareholder Meetings**
**Nick Rossi**

Ladies and Gentlemen:

This is the second response to the company December 12, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

**Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (718 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 718 institutions ever calling a special meeting.

The company claims that it has substantially implemented this proposal simply by not taking any action related to the proposal since the proposal was submitted. The company fails to provide any no action precedents for proposals being judged substantially implemented by no new company action – especial in cases where there is a large gap, for instance between a 10% requirement and a 25% requirement – a 150% gap.

The 25% threshold was based on the 2008 rule 14a-8 proposal. The company has not provided any precedent where a proposal was determined to be implemented based on a comparison with text in a prior year rule 14a-8 proposal.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Anthony Wills <acwills@marathonoil.com>

Richard J. Kolencik
Senior Group Counsel

Marathon Oil Corporation

5555 San Felipe (77056-2799)
P.O. Box 4813 (77210-4813)
Houston, Texas
Telephone 713/296-2535
E-Mail: rjkolencik@marathonoil.com

Sent Via Electronic Mail

January 9, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No Action Letter –Stockholder Proposal for Inclusion in Marathon Oil Corporation's 2009 Proxy Statement submitted by Nick Rossi

Ladies and Gentlemen:

This letter amends and supplements the letter dated December 12, 2008 (the "Initial Letter") sent by Marathon Oil Corporation ("Marathon" or the "Company") to the Securities and Exchange Commission (the "Commission") regarding a stockholder proposal and supporting statement (the "Proposal") from Nick Rossi who designated John Chevedden to act on his behalf (the "Proponent") for inclusion in Marathon's proxy statement for its 2009 annual meeting of stockholders to be held on April 29, 2009. Marathon asks that the staff of the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if Marathon excludes the Proposal from its definitive proxy materials (the "2009 Proxy Materials").

For the reasons stated herein, Marathon respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials under Rule 14a-8(i)(1) and Rule 14a-8(i)(2) because the Proposal is not a proper subject for stockholder action under Delaware law and, if implemented, would cause Marathon to violate the Delaware General Corporation Law (the "DGCL"), which is the governing jurisdiction in which Marathon is incorporated. Our conclusions are supported by an opinion attached as Exhibit A hereto (the "Delaware Opinion") from the law firm of Morris, Nichols, Arsht & Tunnel LLP, the Company's counsel licensed to practice in Delaware, in which such counsel opined that (i) the Proposal would, if implemented, cause the Company to violate Delaware law and (ii) the Proposal is not a proper subject for stockholder action under Delaware law. Accordingly, we request that the Staff concur that Marathon may exclude the Proposal from its 2009 Proxy Materials.

I. The Proposal.

The Proposal requests the power of stockholders to call special stockholder meetings, stating in relevant part:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

II. The Proposal may be excluded under Rule 14a-8(i)(2) because the Proposal would, if implemented, cause Marathon to violate the DGCL.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Marathon is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the Delaware Opinion, Marathon believes, if implemented, the Proposal would cause Marathon to violate Delaware law.

A. Delaware law prohibits discrimination among holders of the same class of stock.

It is a fundamental rule of Delaware law that shares of the same class of stock are equal, and that the holders of such shares have the same rights on a pro rata basis. The Proposal is susceptible to at least two different interpretations. The first interpretation would require that any bylaw or charter provision allowing stockholders owning at least 10% of Marathon's common stock to call a special meeting not apply to stockholders who are members of "management and/or the board" (such stockholders, "Inside Stockholders"). As a result, Inside Stockholders would be prohibited from exercising the same rights accorded to other stockholders. As discussed in the Delaware Opinion, because the Proposal would exclude some holders of Marathon's common stock from the group of stockholders with the right to call special meetings, the Proposal would be inconsistent with the "doctrine of equal treatment." This doctrine is a basic-rule against discrimination, requiring that shares of stock of the same class be accorded equal and identical rights, regardless of the identity of the holder.

The Proposal would violate this doctrine as it would discriminate against Inside Stockholders.[1] For example, a member of management who may want to join with other stockholders in calling a special meeting would find that his or her stock does not count toward the calculation of the requisite 10% of outstanding common stock. An interpretation of the Proposal in this manner would, if implemented, violate Delaware law because it would discriminate among holders of the same class of stock of Marathon.

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[1] Insofar as the Proposal prohibits the recognition of shares held by Inside Directors for purposes of any bylaw or charter provision authorizing stockholders owning at least 10% of Marathon's common stock to call a special meeting.

B. The Directors' Right to Call Special Meetings Cannot Be Limited.

The second interpretation of the Proposal would require that any "exception or exclusion condition" applied to stockholders in the bylaw or charter provision also be applied to "management and/or the board." As a result, Marathon's Board of Directors (the "Board") would be prohibited from calling a special meeting unless it satisfied the 10% stock ownership condition called for in the first sentence of the Proposal. The Proposal in its present form, requests that the Board take the steps necessary to amend the bylaws of the Company and "each appropriate governing document to give holders of 10% of ...[the] outstanding common stock [of the Company].. the power to call special shareowner meetings" and further asks that such amendment provide that "there are no exclusion or exception conditions" to calling a special meeting that apply "only to shareowners." The second sentence of the Proposal mandates that "such bylaw and/or charter text' not have any "exception or exclusion condition" that applies only to stockholders but not to the Company's management and/or board of directors. The second sentence seems to require that any restriction imposed on the power of stockholders to call a special meeting will also apply equally to the Company's management and/or board of directors. Because the Proposal itself imposes a restriction on the ability of stockholders to call a special meeting by requiring that stockholders requesting a meeting hold at least 10% of the Company's outstanding common stock, the second sentence of the Proposal appears to require that the same restriction apply to the Company's management and/or board of directors, so that the Board could only call a special meeting if the directors collectively owned 10% of the outstanding common stock.

Furthermore, Delaware law provides that there are certain matters for which only directors may call special meetings (*e.g.*, only the board of directors may call a meeting for the purpose of approving a merger agreement or approving an amendment to the certificate of incorporation). Accordingly, as discussed in the Delaware Opinion, imposition of this restriction on the ability of management or the board of directors to call a special meeting of stockholders would violate Section 211(d) of the DGCL, which provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws." *8 Del. C. §211(d)*. This statute invests a board of directors with the power to call a special meeting but does not provide any means to circumscribe that power in a corporation's bylaws or certificate of incorporation.[2] No other provision of the DGCL authorizes any limitations on or modifications to a board of director's power to call a special meeting pursuant to Section 211(d). Thus, as supported by the Delaware Opinion, implementation of the Proposal violates Delaware law because it would (1) impose on the Board a 10% stock ownership condition in order to call a special meeting of the stockholders in violation of Section 211 of the DGCL and (2) purport to prohibit the Board from calling a special meeting to consider matters that only directors can initiate, such as charter amendments and mergers.

[2] The bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

III. <u>The Proposal may be excluded under Rule 14a-8(i)(1) because the Proposal is not a proper subject for stockholder action under Delaware Law.</u>

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization." For the reasons stated above and in the Delaware Opinion, the Proposal would, if implemented, cause the Company to violate Delaware law because it contradicts the express provisions of the DGCL. Accordingly, the Proposal also is not a proper subject for stockholder action and may be excluded pursuant to Rule 14a-8(i)(1).

The Proponent has cast the Proposal in precatory terms, and Marathon recognizes that such proposals, i.e., those that only recommend (but do not require) director action, are not necessarily excludable pursuant to Rule 14a-8(i)(1) where the same proposal would be excluded if presented as a binding proposal.[3] However, the Proposal is not a proper subject for stockholder action even though it is cast in precatory terms. Using a precatory format will save a proposal from exclusion on this basis only if the action that the proposal recommends that the directors take is in fact a proper matter for director action. Because the Proposal would, if implemented, cause Marathon to violate Delaware law, it is not a proper matter for director action and should be excluded pursuant to Rule 14a-8(i)(1).[4]

IV. <u>Conclusion.</u>

For the reasons set forth above, Marathon respectfully requests the Staff confirm that it will not recommend any enforcement action if Marathon excludes the 2009 Proposal from the 2009 Proxy Materials.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being emailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Exchange Act, a copy of this letter and its attachments are simultaneously being emailed to the Proponent.

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[3] For example the Staff has determined that a stockholder proposal calling for unilateral action to amend the certificate of incorporation of a Delaware corporation may be excluded from that corporation's proxy statement because such an amendment requires bilateral board and stockholder approval under Delaware law, but that such a proposal may not be excluded if it is recast as a recommendation that the directors take the steps necessary to implement the proposal. *See Great Lakes Chemical Corporation*, SEC No-Action Letter (Mar. 8, 1999).

[4] See, e.g., Pennzoil Corp., SEC No-Action Letter, (Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding pursuant to Rule 14a-8(i)(1) a precatory proposal that asked directors to adopt a bylaw that could be amended only by the stockholders because under Delaware law "there is a substantial question as to whether....the directors may adopt a by-law provision that specifies that it may be amended only by shareholders"); *see also* MeadWestvaco Corp., SEC No-Action Letter, (Feb. 27, 2005) (finding a basis for exclusion pursuant to Rule 14a-8(i)(2) of a proposal recommending that the company adopt a bylaw containing a per capita voting standard that, if adopted, would violate Delaware law).

If the Staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested, Marathon would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. If you have any questions, please feel free to call me at 713-296-2535.

Sincerely,

Richard J. Kolencik
Sr. Group Counsel

RJK/228649

Attachments

cc: W.F. Schwind, Jr. (w/out attachments)
John Chevedden (w/attachments – by e-mail)
Nick Rossi (w/attachments – regular mail)

**Exhibit A**

**Opinion of Morris, Nichols, Arst & Tunnell LLP**

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 8, 2009

Marathon Oil Corporation
5555 San Felipe Rd
Houston, TX 77056

Re: **Stockholder Proposal Submitted By Nick Rossi**

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to Marathon Oil Corporation, a Delaware corporation (the "Company"), by Nick Rossi, who designated John Chevedden to act on his behalf (the "Proponent"), for inclusion in the Company's proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proposal would, if implemented, cause the Company to violate Delaware law, and (ii) whether the Proposal is a proper subject for stockholder action under Delaware law.

## *I. The Proposal.*

The Proposal asks the board of directors of the Company (the "Board") to take the steps necessary to amend the bylaws of the Company and "each appropriate governing document to give holders of 10% of . . . [the] outstanding common stock [of the Company] . . . the power to call special shareowner meetings" and further asks that "such bylaw and/or charter text will not have any exception or exclusion conditions . . . applying to shareowners only and meanwhile not apply to management and/or the board." In its entirety, the Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to

shareowners only and meanwhile not apply to management and/or the board.[1]

## *II. Summary.*

The Proposal is susceptible to at least two different interpretations. The first interpretation would require that any bylaw or charter provision allowing stockholders owning at least 10% of the Company's common stock to call a special meeting not apply to stockholders who are members of "management and/or the board" (such stockholders, "Inside Stockholders"). As a result, Inside Stockholders would be prohibited from exercising the same rights accorded to other stockholders. Insofar as the Proposal is interpreted in this manner, it would, if implemented, violate Delaware law because it would discriminate among holders of the same class of stock of the Company. The basis for this opinion is set forth in Section III.A of this letter.

The second interpretation of the Proposal would require that any "exception or exclusion condition" applied to stockholders in the bylaw or charter provision also be applied to "management and/or the board." As a result, the Board would be prohibited from calling a special meeting unless it satisfied the 10% stock ownership condition called for in the first sentence of the Proposal. Insofar as the Proposal is interpreted in this manner, it would, if implemented, violate Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the Delaware General Corporation Law (the "DGCL"). The basis for this opinion is set forth in Section III.B of this letter.

For the foregoing reasons, it is our opinion that the Proposal would cause the Company to violate Delaware law if it were implemented. In addition, because the Proposal asks the Board to violate Delaware law, it is also our opinion that, as explained in Section IV of this letter, the Proposal is not a proper subject for stockholder action under Delaware law.

## *III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.*

### *A. Delaware Law Prohibits Discrimination Among Holders Of The Same Class Of Stock.*

It is a fundamental rule of Delaware law that shares of the same class of stock are equal, and that the holders of such shares have the same rights on a pro rata basis. Although the Delaware statute recognizes an exception to this rule to the extent that a certificate of incorporation specifies the *voting* rights of holders on other than a pro rata basis (for example, basing the per share voting right of a stockholder on the total number of shares owned by such

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[1] A longer supporting statement, not relevant to our opinion, accompanies the Proposal.

holder), neither the statute nor the case law recognizes such an exception concerning the right to call special meetings.

The right to call special meetings is set forth in Section 211(d) of the DGCL, which allows a corporation's certificate of incorporation or bylaws to authorize a "person or persons" to call special meetings of stockholders:

> Special meetings of the stockholders may be called by the board of directors *or by such person or persons as may be authorized by the certificate of incorporation or the bylaws*.

8 *Del. C.* § 211(d) (emphasis added).[2] Importantly, any charter or bylaw provision relating to special meetings must not be contrary to law. *See* 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation."); *id.* § 102(b)(1) (authorizing a charter to include provisions "regulating . . . the powers of the . . . stockholders," but expressly stating that such provisions may not be "contrary to the laws of this state"). The Delaware Supreme Court has interpreted this requirement to mean that, in addition to not "facially violat[ing]" any provision of the DGCL, a provision may not "violate any common law rule or precept." *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 238 (Del. 2008); *see also Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837, 843-44 (Del. Ch. 2004) (stating that the term "contrary to the laws of this state," as used in Section 102(b)(1), means a provision that "transgress[es] a statutory enactment or a public policy settled by the common law or implicit in the General Corporation [law] itself") (citations and internal quotations omitted).

Because the Proposal would exclude some holders of the Company's common stock from the group of stockholders with the right to call special meetings, the Proposal would be inconsistent with the "doctrine of equal treatment." This doctrine is a basic rule against discrimination, requiring that shares of stock of the same class be accorded equal and identical rights, regardless of the identity of the holder. *See, e.g., In re Sea-Land Corp.*, 642 A.2d 792, 299 n.10 (Del. Ch. 1993) ("It has long been acknowledged that absent an express agreement or statute to the contrary, all shares of stock are equal."); *Jedwab v. MGM Grand Hotels, Inc.*, 509 A.2d 584, 593 (Del. Ch. 1986) ("At common law and in the absence of an agreement to the contrary all shares of stock are equal."); *Penington v. Commonwealth Hotel Const. Corp.*, 155 A. 514, 520 (Del. Ch. 1931) (same).[3]

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[2] The bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

[3] The discussion of the equal treatment doctrine in *In re Sea-Land Corp.* acknowledges that "in some circumstances Delaware law permits shareholders (as distinguished from shares) to be treated unequally." 642 A.2d at 799 n.10. *See also Applebaum v. Avaya, Inc.*, 805 A.2d 209,

(continued)

Insofar as the Proposal prohibits the recognition of shares held by Inside Stockholders for purposes of any bylaw or charter provision authorizing stockholders owning at least 10% of the Company's common stock to call a special meeting, the Proposal would violate this doctrine as it would discriminate against Inside Stockholders. For example, a member of management who may want to join with other stockholders in calling a special meeting would find that his or her stock does not count toward the calculation of the requisite 10% of outstanding common stock. This would create a discriminatory distinction between shares owned by Inside Stockholders and other shares.

The most common application of the equal treatment doctrine in the caselaw relates to dividends, requiring that all holders of identical shares receive the same dividends when dividends are declared and paid. Thus, in *Telvest, Inc. v. Olson*, 1979 WL 1759 (Del. Ch. Mar. 8, 1979), the Delaware Court of Chancery enjoined the distribution of a stock dividend because, *inter alia*, the dividend would not be issued on a pro rata basis. The proposed dividend

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(continued)

214 (Del. Ch. 2002), *aff'd*, 812 A.2d 880 (Del. 2002) (interpreting Section 155 of the DGCL, which authorizes a corporation to issue fractional shares or provide alternative consideration in lieu of fractional shares, to allow a corporation to issue fractional shares to some stockholders but not others following a reverse stock split and stating that "directors acting consistently with their fiduciary duties may draw distinctions between groups of stockholders in defining the basic economic terms of transactions (subject to a requirement that all stockholders be treated fairly)"); *Nixon v. Blackwell*, 626 A.2d 1366, 1376 (Del. 1993) (discussing board approval of an employee stock option plan and key man life insurance program which together had the effect of benefiting certain stockholders but not others and stating that "stockholders need not always be treated equally for all purposes" as long as such treatment is fair).

The cases cited for this proposition, other than *Providence & Worcester Co. v. Baker*, 378 A.2d 121, 123 (Del. 1977), which is discussed at length in this opinion below, are concerned with a board of directors engaging in a business strategy or transaction that effects certain stockholders differently than others. *E.g. Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946, 956 (Del. 1985) (discriminatory self tender offer); *Revlon, Inc. v. MacAndrews & Forbes Holdings*, 506 A.2d 173, 180-81 (Del. 1986) (adoption of a stockholder rights plan); *see also Cheff v. Mathes*, 199 A.2d 548, 554-56 (Del. 1964) (selective stock repurchase); *Fisher v. Moltz*, 1979 WL 2713 (Del. Ch. Dec. 28, 1979) (same). Stated another way, these cases stand for the proposition that "there are occasions where *boards of directors are permitted to treat different groups of stockholders differently*, as long as it is in accordance with their fiduciary duties." *Tooley v. AXA Fin., Inc.*, 2005 WL 1252378, at *5 n.18 (Del. Ch. May 13, 2005) (emphasis added). However, these cases do not stand for the proposition that a corporation's governing documents may discriminate among holders of the same class of stock in a matter of fundamental corporate governance.

in that case was of preferred shares that carried special voting rights on certain transactions. The defendant corporation argued that the fact that the dividend would be issued on a rounded basis so that the voting rights of certain holders of common stock receiving the dividend would be rounded up involved only a "slight" increase in the voting rights of those stockholders. The Court refused to find that there was any "*de minimis*" exception to the absolute requirement of equal treatment in dividends. *Id.* at *18.

Although there is one well-known exception to the rule of equal treatment, it has never been applied to Section 211(d) or the right to call special meetings.[4] Instead, as is clear from the decision of the Delaware Supreme Court recognizing the exception, the exception derives from the specific language of the statutory section governing voting rights—Section 212(a) of the DGCL.[5] In *Providence & Worcester Co. v. Baker*, 378 A.2d 121, 123 (Del. 1977), the Delaware Supreme Court interpreted Section 212(a) of the DGCL to allow a certificate of incorporation to limit the voting power of large stockholders by allowing one vote for the first fifty shares of stock held by a stockholder, but only one vote for every additional twenty shares held by such stockholder and prohibiting any stockholder from voting more than 25% of the corporation's outstanding common stock. The Court in *Providence & Worcester Co.* relied heavily on the precise language and statutory history of Section 212(a) in declining to declare such a charter provision void. *See also Matulich*, 2007 WL 1662667, at *4 ("[W]hen a Court interprets a statute, it seeks to ascertain and give effect to the intent of the legislature.") (citations and internal quotations omitted). Importantly, the Court found that the predecessor statute to Section 212(a) had permitted differential voting rights; that this rule was subsequently changed to require uniformity; and that a final change required uniformity as the default rule unless, as expressly stated in Section 212(a), "otherwise permitted in the certificate of incorporation." The Court also found that "voting restrictions" such as those in the Providence and Worcester charter were familiar to the legislature at the time it added the phrase "unless otherwise provided in the

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4 A right to "call" a special meeting conferred pursuant to Section 211(d) is not a right to vote on whether a special meeting should be convened. *Cf. Matulich v. Aegis Comm'ns Group, Inc.*, 2007 WL 1662667, at *6 (Del. Ch. May 31, 2007) (observing that the DGCL "specifically contemplates that a shareholder may be granted multiple methods by which they may express an opinion" and distinguishing a consent right granted in a certificate of incorporation from a voting right).

5 Unlike Section 211(d), Section 212(a) expressly renders equal treatment a default, subject to variance in a corporation's certificate of incorporation. *Compare* 8 *Del. C.* § 212(a) ("Unless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder.") *with* 8 *Del. C.* § 211(d) ("Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws.").

certificate of incorporation" to the statute. In short, the entire analysis was driven by the specific history, language and context of, and the specific amendments to, the voting rights statute (Section 212(a)).

By contrast, there is no such statutory or historic support for an interpretation of the special meeting statute, Section 211(d), that would permit discrimination among stockholders. Prior to wholesale revisions to the DGCL in 1967, Section 211(d) had "no counterpart" in the Delaware corporations statute. 1 EDWARD P. WELCH, FOLK ON THE DELAWARE GENERAL CORPORATION LAW § 211.8 (5th ed. 2008). Commentary from an advisor to the committee that substantially revised the DGCL in 1967 states that the revised statute (which was ultimately adopted and codified in Section 211(d)) should provide that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation" but that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings." Ernest L. Folk, III, *The Delaware Corporation Law: A Study of the Statute with Recommended Revisions* 112 (1964). This commentary illustrates the drafters' intent with respect to the "person or persons" that may be conferred with the power to call a special meeting. Such intent is in conformity with pre-1967 caselaw regarding the right to call a special meeting and does not illustrate any intent to create an exception to the fundamental doctrine of equal treatment. *E.g., Richman v. DeVal Aerodynamics, Inc.*, 183 A.2d 569 (Del. Ch. 1962) (bylaw provision authorizing president or holders of a majority of the corporation's stock to call special meeting); *Campbell v. Loew's Inc.*, 134 A.2d 852 (Del. Ch. 1957) (bylaw provision authorizing president to call special meeting); *Moon v. Moon Motor Car Co.*, 151 A. 298 (Del. Ch. 1930) (bylaw provision authorizing president or holders of a majority of the corporation's stock to call special meeting).

Moreover, we believe that judicial interpretation of two other sections of the DGCL, both relating to dividends, is more analogous to the present situation than the unique analysis in *Providence & Worcester Co.* As stated above, the most common application of the equal treatment doctrine relates to dividends. The DGCL provisions relating to dividends, like Section 212(a), are enabling—allowing a certificate of incorporation to govern the declaration of dividends. *See* 8 *Del. C.* § 151(c) ("The holders of preferred or special stock of any class or of any series thereof shall be entitled to receive dividends at such rates, on such conditions and at such times *as shall be stated in the certificate of incorporation* . . . . ") (emphasis added); *id.* § 170 ("The directors of every corporation, *subject to any restrictions contained in its certificate of incorporation*, may declare and pay dividends upon the shares of its capital stock . . . .") (emphasis added). However, it is clear that, notwithstanding the ability to address the payment of dividends in a certificate of incorporation, the doctrine of equal treatment with respect to dividends may only be abrogated by unanimous consent of the stockholders. *See In re Reading Co.*, 711 F.2d 509, 519 (3d Cir. 1983) ("While, ordinarily, dividends must be apportioned among the stockholders pro rata to their several holdings, 'it cannot be doubted that the stockholders may, *by unanimous consent*, adopt and become bound to a different mode of division.'") (emphasis added and citation omitted). It is our opinion that, similar to the right to receive a dividend, absent unanimous consent of the stockholders, once the right to call a special meeting is granted to stockholders, all holders of the same class of stock must be treated equally with respect to that right.[6]

*B. The Directors' Right to Call Special Meetings Cannot Be Limited.*

1. <u>The Board Of Directors Has An Unqualified Statutory Right To Call Special Meetings.</u>

Section 211(d) of the DGCL expressly grants to the board of directors of a Delaware corporation the power to call special meetings of stockholders:

> *Special meetings of the stockholders may be called by the board of directors* or by such person or persons as may be authorized by the certificate of incorporation or the bylaws."

8 *Del. C.* § 211(d) (emphasis added). This statute invests the board of directors with the power to call a special meeting but does not provide any means to circumscribe that power in a corporation's bylaws or certificate of incorporation.[7] No other provision of the DGCL authorizes any limitations on or modifications to the board's power to call a special meeting pursuant to Section 211(d).

As stated above, a corporation's bylaws "may contain any provision, not inconsistent with law," 8 *Del. C.* § 109(b), and a corporation's certificate of incorporation may not be "contrary to the laws of this state," *id.* § 102(b)(1). Insofar as the Proposal would require

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[6] We also recognize that Section 211(d) allows the right to call special meetings to be conferred upon "such person or persons" as may be authorized by the bylaws. In our opinion, the use of the term "person or persons" in Section 211(d) does not create an exception to the fundamental doctrine of equal treatment. *First,* as discussed above, the legislative history of Section 211(d) does not illustrate any intent to create an exception to the doctrine of equal treatment. *Second,* we believe that the use of the term "person or persons" in Section 211(d), when used with respect to stockholders, is similar to the use of the term "shares of its capital stock" in the DGCL provision authorizing the declaration and payment of dividends. *See* 8 *Del. C.* § 170(a) ("The directors of every corporation . . . may declare and pay dividends upon the *shares of its capital stock* . . . . ") (emphasis added). The use of the subject "shares of its capital stock" in Section 170 has not been interpreted to abrogate the doctrine of equal treatment on the basis of that subject, and we believe that the use of the term "person or persons" in Section 211(d), when used with respect to stockholders, would be treated similarly. *Cf. Telvest, Inc.*, 1979 WL 1759.

[7] As stated above, the bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

that any "exception or exclusion condition" applied to stockholders also be applied to the Board, such that the 10% stock ownership condition mandated by the first sentence of the Proposal would prohibit the Board from calling a special meeting if the directors did not collectively own 10% of the outstanding common stock, the Board would violate Delaware law if it adopted the type of bylaw or charter provision urged by the Proponent because such provision would be "contrary to" and "inconsistent with" Section 211(d) of the DGCL.[8]

Such an attempt to limit the Board's unqualified statutory power to call a special meeting would also be inconsistent with other provisions of the DGCL. Delaware law provides that "[t]he business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors." 8 *Del. C.* 141(a). Indeed, the DGCL provides that the board of directors has exclusive authority to initiate certain significant actions that are conditioned upon and subject to subsequent stockholder approval. Limiting a board's power to call special meetings would impinge upon that exclusive authority. For example, to effect certain mergers or amendments to a corporation's certificate of incorporation, a board must first approve such action, and then submit the action to stockholders for approval. *See* 8 *Del. C.* §§ 251, 242. In exercising its fiduciary duties in approving a merger agreement or charter amendment, a board may determine that its fiduciary duties require it to call a special meeting to present the matter to stockholders for consideration. *See Mercier v. Inter-Tel (Del.), Inc.*, 929 A.2d 786, 817-19 (Del. Ch. 2007) (noting how the board's fiduciary duties were implicated when it decided to reschedule a special meeting for the approval of a merger that the board believed to be in the best interests of the stockholders); *Perlegos v. Atmel Corp.*, 2007 WL 475453, at *25 (Del. Ch. Feb. 8, 2007) (discussing fiduciary duties concomitant with the call and cancellation of a special meeting). Those duties do not disappear in those times when directors may fail to satisfy a particular stock ownership threshold. Accordingly, the power to call a special meeting is a fundamental one that cannot be constrained without placing a board's ability to fulfill its fiduciary duties in jeopardy—a result that the law will not permit.

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[8] Although one need look only to the express terms of Section 211(d) to determine that the Proposal would be invalid, we note that the legislative history of Section 211(d) further supports our opinion. As stated above, commentary from an advisor to the committee that substantially revised the DGCL in 1967 states that the revised statute should provide that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation" but that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings." Folk, *supra* at 112. This commentary illustrates the drafters' recognition that the power of the board of directors—as opposed to other persons—to call a special meeting is inviolate.

2. There Are Certain Matters For Which Stockholders May Not Call Meetings.

As noted above, Delaware law provides that there are certain matters for which only directors may call special meetings. For example, only the board may call a meeting for the purpose of approving a merger agreement, because the board must approve a merger agreement before it is submitted to stockholders. *See Tansey v. Trade Show News Networks, Inc.*, 2001 WL 1526306 at *7 (Del. Ch. Nov. 27, 2001) (finding a merger to be "void *ab initio*" because its approval did not follow this proper sequence). By the same token, an amendment to the certificate of incorporation must be recommended by the board initially and then presented to the stockholders for approval. *See AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) ("Both steps must occur in that sequence, and under no circumstances may stockholders act before the mandated board action proposing and recommending the amendment."). Accordingly, there is implicit in the DGCL an exception that is permitted—in fact required—by law that applies to prohibit stockholders from calling meetings for certain purposes.[9] Because, under this interpretation of the Proposal, this exception would also have to apply to the Board, the Proposal, literally read, would make it impossible for the Board to initiate an amendment to the certificate of incorporation or a merger other than at the time of the Company's annual meeting. Such a fundamental stripping of the board's power would violate Delaware law. *See, e.g., Jones Apparel Group, Inc.*, 883 A.2d at 851-52 (suggesting that a certificate of incorporation may not contain restrictions on board power dealing with mergers or charter amendments).

In sum, insofar as the Proposal would prohibit the Board from calling a special meeting if the directors did not collectively own 10% of the outstanding common stock, implementation of the Proposal would violate Delaware law because it would (1) impose on the Board a 10% stock ownership condition in order to call a special meeting of the stockholders in violation of Section 211 of the DGCL and (2) purport to prohibit the Board from calling a special meeting to consider matters that only directors can initiate, such as charter amendments and mergers. Thus, by seeking to make the power of the Board and the power of stockholders to call special meetings equivalent, the Proposal would place restrictions on the fundamental power vested in the Board by Delaware law. As a result, the implementation of the Proposal would violate Delaware law.

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9 The reference in the second sentence of the Proposal to "the fullest extent permitted by state law" does not save the Proposal. On its face, such language addresses the extent to which the requested amendments to the bylaws and "each appropriate governing document" may require exception or exclusion conditions under state law to apply to the stockholders, and, as discussed above, the applicable limits on stockholders (*e.g.*, the 10% threshold) are permitted insofar as they apply to the stockholders.

*IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.*

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part III of this opinion, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

*V. Conclusion.*

For the foregoing reasons, it is our opinion that: (i) the Proposal, if implemented, would cause the Company to violate Delaware law, and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

2653474

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

January 4, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Marathon Oil Corporation (MRO)**
**Shareholder Position on Company No-Action Request**
**Rule 14a-8 Proposal: Special Shareholder Meetings**
**Nick Rossi**

Ladies and Gentlemen:

This is the second response to the company December 12, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

**Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (718 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 718 institutions ever calling a special meeting.

The company claims that it has substantially implemented this proposal simply by not taking any action related to the proposal since the proposal was submitted. The company fails to provide any no action precedents for proposals being judged substantially implemented by no new company action – especial in cases where there is a large gap, for instance between a 10% requirement and a 25% requirement – a 150% gap.

The 25% threshold was based on the 2008 rule 14a-8 proposal. The company has not provided any precedent where a proposal was determined to be implemented based on a comparison with text in a prior year rule 14a-8 proposal.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Anthony Wills <acwills@marathonoil.com>

FIKO

Nick Rossi

***FISMA & OMB Memorandum M-07-16***

Mr. Thomas J. Usher
Chairman
Marathon Oil Corporation (MRO)
5555 San Felipe Rd
Houston TX 77056

NOV. 11, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Usher,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
***FISMA & OMB Memorandum M-07-16***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: William F. Schwind, Jr.
Corporate Secretary
PH: 713-629-6600
FX: 713-296-2952
FX: 713-499-6754
Richard Kolencik <rjkolencik@marathonoil.com>
Assistant Secretary
PH: 713-296-2535

[MRO: Rule 14a-8 Proposal, October 21, 2008, Updated November 11, 2008]

**3 – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

**Statement of Nick Rossi**

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic won 69%-support at our 2008 annual meeting. The Council of Institutional Investors www.cii.org recommends timely adoption of shareholder proposals upon receiving their first 51% or higher vote.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "High Governance Risk Assessment."
  - " High Concern" in executive pay – $19 million.
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.
  - Call a special meeting.
- Four directors, including our Chairman, held 4 to 6 director seats each – Over-extension concern:
  - Dennis Reilley
  - Charles Lee
  - Shirley Ann Jackson
  - Thomas Usher
- Shirley Ann Jackson, with 6 board seats, received our most withheld votes at our 2008 annual meeting.
- Two directors had long-tenure of 17-years – Independence concern:
  - Charles Lee
  - Thomas Usher

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –**
**Yes on 3**

---

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

December 15, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Marathon Oil Corporation (MRO)**
**Shareholder Position on Company No-Action Request**
**Rule 14a-8 Proposal: Special Shareholder Meetings**
**Nick Rossi**

Ladies and Gentlemen:

This is the first response to the company December 12, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

**Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called. The dispersed ownership of the company greatly increases the difficulty of calling a special meeting especially when 25% of a dispersed group shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a similarly dispersed ownership of ever calling a special meeting.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Anthony Wills <acwills@marathonoil.com>

**Richard J. Kolencik**
Senior Group Counsel

Marathon Oil Corporation

5555 San Felipe (77056-2799)
P.O. Box 4813 (77210-4813)
Houston, Texas
Telephone 713/296-2535
E-Mail: rjkolencik@marathonoil.com

RECEIVED
2008 DEC 16 AM 10: 05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Sent Via Overnight Mail

December 12, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No Action Letter –Stockholder Proposal for Inclusion in Marathon Oil Corporation's 2009 Proxy Statement submitted by Nick Rossi

Ladies and Gentlemen:

Marathon Oil Corporation, a Delaware corporation ("Marathon") has received a stockholder proposal and supporting statement (the "2009 Proposal") from Nick Rossi who designated John Chevedden to act on his behalf (the "Proponent") for inclusion in Marathon's proxy statement for its 2009 annual meeting of stockholders to be held on April 29, 2009. (A copy of Mr. Rossi's cover letter dated October 6, 2008 and the 2009 Proposal are attached hereto as Exhibit A). Marathon asks that the staff of the Division of Corporation Finance (the "Staff") not recommend to the Securities and Exchange Commission (the "Commission") that any enforcement action be taken if Marathon excludes the 2009 Proposal from its 2009 definitive proxy materials (the "2009 Proxy Materials").

For the reasons stated herein, Marathon respectfully requests that the Staff concur in our view that the 2009 Proposal may be excluded from the 2009 Proxy Materials under Rule 14a-8(i)(10) as "substantially implemented" because Marathon's Board of Directors (the "Board") has adopted an amendment to Marathon's By-laws that substantially implements the 2009 Proposal (the "By-law Amendment"). Accordingly, we request that the Staff concur that Marathon may exclude the 2009 Proposal from its 2009 Proxy Materials.

I. The 2009 Proposal

The 2009 Proposal requests the power of stockholders to call special stockholder meetings, stating in relevant part:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not

have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

II. The 2009 Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to omit a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976). When a company can demonstrate that it already has taken action to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, for example, Exxon Mobil Corp.* (available Jan. 24, 2001); *The Gap, Inc.* (available Mar. 8, 1996); and *Nordstrom, Inc.* (available Feb. 8, 1995). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the Staff has permitted the exclusion of proposals under Rule 14a-8(i)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. Exchange Act Release No. 34-20091, at §II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which implemented current Rule 14a-8(i)(10), reaffirmed this position, See Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not "fully effected."

Applying this standard, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorable with the guidelines of the proposal." *See Texaco, Inc.* (available Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and the "essential objective" of the proposal have been addressed. *See, for example., Johnson & Johnson* (available Feb. 19, 2008); *Anheuser-Busch Cos., Inc.* (available Jan. 17, 2007); *Conagra Foods, Inc.* (available Jul. 3, 2006); 14a-8(i)(10); *The Talbots, Inc.* (available Apr. 5, 2002); *Masco Corp.* (available Mar. 29, 1999).

In the case of proposed amendments to a company's governing instruments, the Staff has consistently permitted companies to exclude proposals under Rule 14a-8(i)(10) when the company has already amended instruments in the manner suggested by the proposal. *See, Borders Group, Inc.* (available Mar. 11, 2008) (allowing the company to exclude a proposal requesting its board to amend its by-laws in "order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting," where the company has already adopted an amendment to its bylaws empowering the holders of at least 25% of the shares of the company's outstanding stock to call a special meeting); *Allegheny Energy Inc.* (available Feb. 19, 2008) (permitting the company to exclude a proposal that requested its board to amend its bylaws and any other appropriate governing document so that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting, where the company had already amended its bylaws so that stockholders entitled to cast at least 25% of all votes entitled to be cast at a meeting could call a special meeting); and *Hewlett-Packard Co.* (available Dec. 11, 2007) (allowing exclusion of a stockholder proposal requesting [stock]holders of 25% or less of company common stock to call a special stockholder meeting when the company planned to amend its by-laws to permit stockholders owning at least 25% of company stock to call for a special meeting of stockholders).

The Staff has granted no-action relief on substantial implementation grounds in circumstances where company boards of directors exercised discretion in determining how to implement the subject matter of a stockholder proposal. *See, Chevron Corp.* (available Feb. 19, 2008) and *Citigroup Inc.* (available Feb. 12, 2008) (each permitting the exclusion of a stockholder proposal asking the board to amend the bylaws and such other appropriate governing documents to give holders of 10% to 25% of outstanding common stock the power to call a special stockholder meeting, and expressly favoring 10% as the threshold, when the board determined the best means to implement the proposal was by adopting an amendment to the by-laws giving holders of 25% of the outstanding common stock the ability to call for a special meeting).

B. <u>The By-Law Amendment Substantially Implements the 2009 Proposal</u>

<u>Marathon's Board of Directors has taken action on this matter</u>

By way of background, the stockholders of Marathon approved, at Marathon's 2008 Annual Meeting of Stockholders, a similar proposal by the Proponent relating to the ability of stockholders to call a special meeting (the "2008 Proposal"). The 2008 Proposal requested that the Board amend Marathon's bylaws "and any other appropriate governing documents to give holders of 10% to 25% of [Marathon's] outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law."

As disclosed in Marathon's Current Report on Form 8-K filed with the Commission on November 4, 2008, Marathon's Board adopted and approved amendments to Marathon's By-laws which provide for the right of stockholders who, individually or collectively, own 25% or more of the outstanding shares of common stock of Marathon to call for a special meeting of stockholders.

Section 1.1 of the By-laws states, in part:

> Special meetings of the stockholders (i) may be called at any time by the Board of Directors and (ii) shall be called by the chairman of the Board of Directors or the chief executive officer of the Corporation following receipt by the secretary of the Corporation of a written request of a holder or holders of not less than twenty-five percent of the outstanding shares of the Corporation's common stock. Any such request by a stockholder or stockholders to call a special meeting must: (i) be accompanied by proof of ownership of record of not less than twenty-five percent of the outstanding shares of the Corporation's common stock; (ii) specify the matter or matters to be acted upon at such meeting, each of which must be a proper subject for stockholder action under applicable law, which specification must include the complete text of any resolution or any amendment to any document applicable to the Corporation intended to be presented at the meeting; (iii) state, the reasons for conducting such business at a special meeting of stockholders; and (iv) provide any other information which may be required pursuant to these By-laws or any other information with respect to the matter or matters requested to be acted upon which may be required to be disclosed under the Delaware General Corporation Law or included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission, and, as to each stockholder requesting the meeting and each other person, if any, who is a beneficial owner of the shares held by such stockholder, (a) their name and address, (b) the class and number of shares of the Corporation which are owned beneficially or of record, and (c) any material interest in the business to be brought before the meeting. Without limiting the generality of the foregoing: (a) in the case of any such request to call a special meeting for the purpose of (or for multiple purposes that include) considering any nominee or nominees to serve on the Board of Directors, such request shall set forth all the information required to be included in a notice to which the provisions of the fourth sentence of Section 1.3 of these By-laws apply, and the provisions of the fifth sentence of Section 1.4 of these By-laws shall be applicable; and (b) in the case of any such request to call a special meeting for other purpose or purposes, such request shall set forth all the information required to be included in a notice to which the provisions of the sixth sentence of Section 1.4 of these By-laws apply.
>
> Neither the annual meeting nor any special meeting of stockholders need be held within the State of Delaware.
>
> Any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders or otherwise, may not be taken without a meeting, prior notice and a vote, and stockholders may not act by written consent.

As noted above, Commission statements and Staff precedent with respect to Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the action sought by the stockholder proponent. See Exchange

Act Release No 20091 (Aug. 16, 1983). The By-law amendment sets a different percentage (25% of Marathon's outstanding common stock) rather than the 10% favored by the Proponent.

The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). Rather, a company need only have to appropriately address the concerns underlying such a proposal. *See 3M Co.* (available Feb. 27, 2008) (excluding a proposal to amend the bylaws and any other appropriate governing document to give holders of a reasonable percentage of common stock of the company the power to call a special stockholders' meeting, in compliance with applicable law); *Johnson & Johnson* (available Dec. 21, 2007) and *3M Co.* (available Feb. 27, 2008) (permitting the exclusion of a stockholder proposal asking the board to amend the bylaws and such other appropriate governing document to give holders of a reasonable percentage of outstanding common stock the right to call a special stockholders meeting, where the board determined the best means to implement the proposal was by adopting an amendment to the bylaws giving holders of 25% of the outstanding common stock the ability to call a special meeting).

Additionally, the Staff has also taken a no-action position with regard to the exclusion of proposals requesting a special meeting and expressly favoring a 10% threshold, where the company has adopted a bylaw granting holders of 25% of the voting stock to call a special meeting. *See, for example, Chevron Corp.* (available Feb. 19, 2008); *Citigroup Inc.* (available Feb. 12, 2008); and *Hewlett-Packard Co.* (available Dec. 11, 2007).

IV. Conclusion

The amended By-laws that have been adopted by the Board responds directly to the 2008 Proposal, to which the statement in support of the 2009 Proposal refers, and implements the essential objective of the 2009 Proposal by allowing stockholders of Marathon the opportunity to call a special meeting. Accordingly, for the reasons set forth above Marathon believes the 2009 Proposal may therefore be excluded from Marathon's 2009 Proxy Materials under Rule 14a-8(i)(10).

Based on the foregoing analysis, Marathon respectfully requests the Staff confirm that it will not recommend any enforcement action if Marathon excludes the 2009 Proposal from the 2009 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, Marathon is enclosing six copies of this letter and the exhibits. A copy of this letter and exhibits are also being mailed on this date to the Proponent in accordance with Rule 14a-8(j), thereby notifying him of Marathon's intention to omit the 2009 Proposal from the 2009 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days prior to the date Marathon intends to file its definitive 2009 Proxy Materials. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed, self-addressed postage-paid envelope.

If the Staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested, Marathon would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. If you have any questions, please feel free to call me at 713-296-2535.

Sincerely,

Richard J. Kolencik
Sr. Group Counsel

RJK/227999

Attachments

cc: W.F. Schwind, Jr. (w/out attachments)
John Chevedden, (w/attachments – regular mail)

**EXHIBIT A**

MRO MRO

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas J. Usher
Chairman
Marathon Oil Corporation (MRO)
5555 San Felipe Rd
Houston TX 77056

Rule 14a-8 Proposal

Dear Mr. Usher,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: William F. Schwind, Jr.
Corporate Secretary
PH: 713-629-6600
FX: 713-296-2952
FX: 713-499-6754
Richard Kolencik <rjkolencik@marathonoil.com>
Assistant Secretary
PH: 713-296-2535

[MRO: Rule 14a-8 Proposal, October 21, 2008]
**3 – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

**Statement of Nick Rossi**

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic won 69%-support at our 2008 annual meeting. The Council of Institutional Investors www.cii.org recommends timely adoption of shareholder proposals upon receiving their first 51% or higher vote.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "High Governance Risk Assessment."
  - " High Concern" in executive pay – $19 million.

- No shareholder right to cumulative voting.
- No shareholder right to act by written consent.
- No shareholder right to call a special meeting.

- Four directors, including our Chairman, held 4 to 6 director seats each – Over-extension concern:
  - Dennis Reilley
  - Charles Lee
  - Shirley Ann Jackson
  - Thomas Usher
- Shirley Ann Jackson, with 6 board seats, received the most withheld votes at our 2008 annual meeting.
- Two directors had long-tenure of 17-years – Independence concern:
  - Charles Lee
  - Thomas Usher

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –**
**Yes on 3**

---

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

**Exhibit B**

**Richard J. Kolencik**
Senior Group Counsel

**Marathon Oil Corporation**

5555 San Felipe (77056-2799)
P.O. Box 4813 (77210-4813)
Houston, Texas
Telephone 713/296-2535
E-Mail: rjkolencik@marathonoil.com

Sent Via Electronic Mail and Overnight Mail

January 28, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No Action Letter –Stockholder Proposal for Inclusion in Marathon Oil Corporation's 2009 Proxy Statement submitted by Nick Rossi

Ladies and Gentlemen:

Marathon Oil Corporation, a Delaware corporation ("Marathon") has received a revised stockholder proposal and supporting statement (the "Revised Proposal") from Nick Rossi who designated John Chevedden to act on his behalf (the "Proponent") for inclusion in Marathon's proxy statement for its 2009 annual meeting of stockholders to be held on April 29, 2009. (A copy of Mr. Rossi's cover letter dated November 11, 2008 and the Revised Proposal are attached hereto as Exhibit A). Marathon asks that the staff of the Division of Corporation Finance (the "Staff") not recommend to the Securities and Exchange Commission (the "Commission") that any enforcement action be taken if Marathon excludes the Revised Proposal from its 2009 definitive proxy materials (the "2009 Proxy Materials").

For the reasons stated herein, Marathon respectfully requests that the Staff concur in our view that the Revised Proposal may be excluded from the 2009 Proxy Materials under Rule 14a-8(i)(10) as "*substantially implemented*" because Marathon's Board of Directors (the "Board") has adopted an amendment to Marathon's By-laws that substantially implements the Revised Proposal (the "By-law Amendment"). Accordingly, we request that the Staff concur that Marathon may exclude the Revised Proposal from its 2009 Proxy Materials.

I. The Revised Proposal

The Revised Proposal requests the power of stockholders to call special stockholder meetings, stating in relevant part:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not

have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

II. The Revised Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to omit a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976). When a company can demonstrate that it already has taken action to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, for example, Exxon Mobil Corp.* (available Jan. 24, 2001); *The Gap, Inc.* (available Mar. 8, 1996); and *Nordstrom, Inc.* (available Feb. 8, 1995). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the Staff has permitted the exclusion of proposals under Rule 14a-8(i)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. Exchange Act Release No. 34-20091, at §II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which implemented current Rule 14a-8(i)(10), reaffirmed this position, See Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not "fully effected."

Applying this standard, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorable with the guidelines of the proposal." *See Texaco, Inc.* (available Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and the "essential objective" of the proposal have been addressed. *See, for example., Johnson & Johnson* (available Feb. 19, 2008); *Anheuser-Busch Cos., Inc.* (available Jan. 17, 2007); *Conagra Foods, Inc.* (available Jul. 3, 2006); 14a-8(i)(10); *The Talbots, Inc.* (available Apr. 5, 2002); *Masco Corp.* (available Mar. 29, 1999).

In the case of proposed amendments to a company's governing instruments, the Staff has consistently permitted companies to exclude proposals under Rule 14a-8(i)(10) when the company has already amended instruments in the manner suggested by the proposal. *See, Borders Group, Inc.* (available Mar. 11, 2008) (allowing the company to exclude a proposal requesting its board to amend its by-laws in "order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting," where the company has already adopted an amendment to its bylaws empowering the holders of at least 25% of the shares of the company's outstanding stock to call a special meeting); *Allegheny Energy Inc.* (available Feb. 19, 2008) (permitting the company to exclude a proposal that requested its board to amend its bylaws and any other appropriate governing document so that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting, where the company had already amended its bylaws so that stockholders entitled to cast at least 25% of all votes entitled to be cast at a meeting could call a special meeting); and *Hewlett-Packard Co.* (available Dec. 11, 2007) (allowing exclusion of a stockholder proposal requesting [stock]holders of 25% or less of company common stock to call a special stockholder meeting when the company planned to amend its by-laws to permit stockholders owning at least 25% of company stock to call for a special meeting of stockholders).

The Staff has granted no-action relief on substantial implementation grounds in circumstances where company boards of directors exercised discretion in determining how to implement the subject matter of a stockholder proposal. *See, Chevron Corp.* (available Feb. 19, 2008) and *Citigroup Inc.* (available Feb. 12, 2008) (each permitting the exclusion of a stockholder proposal asking the board to amend the bylaws and such other appropriate governing documents to give holders of 10% to 25% of outstanding common stock the power to call a special stockholder meeting, and expressly favoring 10% as the threshold, when the board determined the best means to implement the proposal was by adopting an amendment to the by-laws giving holders of 25% of the outstanding common stock the ability to call for a special meeting).

B. <u>The By-Law Amendment Substantially Implements the Revised Proposal</u>

<u>Marathon's Board of Directors has taken action on this matter</u>

By way of background, the stockholders of Marathon approved, at Marathon's 2008 Annual Meeting of Stockholders, a similar proposal by the Proponent relating to the ability of stockholders to call a special meeting (the "2008 Proposal"). The 2008 Proposal requested that the Board amend Marathon's bylaws "and any other appropriate governing documents to give holders of 10% to 25% of [Marathon's] outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law."

As disclosed in Marathon's Current Report on Form 8-K filed with the Commission on November 4, 2008, Marathon's Board adopted and approved amendments to Marathon's By-laws which provide for the right of stockholders who, individually or collectively, own 25% or more of the outstanding shares of common stock of Marathon to call for a special meeting of stockholders.

Section 1.1 of the By-laws states, in part:

> Special meetings of the stockholders (i) may be called at any time by the Board of Directors and (ii) shall be called by the chairman of the Board of Directors or the chief executive officer of the Corporation following receipt by the secretary of the Corporation of a written request of a holder or holders of not less than twenty-five percent of the outstanding shares of the Corporation's common stock. Any such request by a stockholder or stockholders to call a special meeting must: (i) be accompanied by proof of ownership of record of not less than twenty-five percent of the outstanding shares of the Corporation's common stock; (ii) specify the matter or matters to be acted upon at such meeting, each of which must be a proper subject for stockholder action under applicable law, which specification must include the complete text of any resolution or any amendment to any document applicable to the Corporation intended to be presented at the meeting; (iii) state, the reasons for conducting such business at a special meeting of stockholders; and (iv) provide any other information which may be required pursuant to these By-laws or any other information with respect to the matter or matters requested to be acted upon which may be required to be disclosed under the Delaware General Corporation Law or included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission, and, as to each stockholder requesting the meeting and each other person, if any, who is a beneficial owner of the shares held by such stockholder, (a) their name and address, (b) the class and number of shares of the Corporation which are owned beneficially or of record, and (c) any material interest in the business to be brought before the meeting. Without limiting the generality of the foregoing: (a) in the case of any such request to call a special meeting for the purpose of (or for multiple purposes that include) considering any nominee or nominees to serve on the Board of Directors, such request shall set forth all the information required to be included in a notice to which the provisions of the fourth sentence of Section 1.3 of these By-laws apply, and the provisions of the fifth sentence of Section 1.4 of these By-laws shall be applicable; and (b) in the case of any such request to call a special meeting for other purpose or purposes, such request shall set forth all the information required to be included in a notice to which the provisions of the sixth sentence of Section 1.4 of these By-laws apply.
>
> Neither the annual meeting nor any special meeting of stockholders need be held within the State of Delaware.
>
> Any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders or otherwise, may not be taken without a meeting, prior notice and a vote, and stockholders may not act by written consent.

As noted above, Commission statements and Staff precedent with respect to Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the action sought by the stockholder proponent. See <u>Exchange</u>

Act Release No 20091 (Aug. 16, 1983). The By-law amendment sets a different percentage (25% of Marathon's outstanding common stock) rather than the 10% favored by the Proponent.

The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). Rather, a company need only have to appropriately address the concerns underlying such a proposal. *See 3M Co.* (available Feb. 27, 2008) (excluding a proposal to amend the bylaws and any other appropriate governing document to give holders of a reasonable percentage of common stock of the company the power to call a special stockholders' meeting, in compliance with applicable law); *Johnson & Johnson* (available Dec. 21, 2007) and *3M Co.* (available Feb. 27, 2008) (permitting the exclusion of a stockholder proposal asking the board to amend the bylaws and such other appropriate governing document to give holders of a reasonable percentage of outstanding common stock the right to call a special stockholders meeting, where the board determined the best means to implement the proposal was by adopting an amendment to the bylaws giving holders of 25% of the outstanding common stock the ability to call a special meeting).

Additionally, the Staff has also taken a no-action position with regard to the exclusion of proposals requesting a special meeting and expressly favoring a 10% threshold, where the company has adopted a bylaw granting holders of 25% of the voting stock to call a special meeting. *See, for example, Chevron Corp.* (available Feb. 19, 2008); *Citigroup Inc.* (available Feb. 12, 2008); and *Hewlett-Packard Co.* (available Dec. 11, 2007).

IV. Conclusion

The amended By-laws that have been adopted by the Board responds directly to the 2008 Proposal, to which the statement in support of the Revised Proposal refers, and implements the essential objective of the Revised Proposal by allowing stockholders of Marathon the opportunity to call a special meeting. Accordingly, for the reasons set forth above Marathon believes the Revised Proposal may therefore be excluded from Marathon's 2009 Proxy Materials under Rule 14a-8(i)(10).

Based on the foregoing analysis, Marathon respectfully requests the Staff confirm that it will not recommend any enforcement action if Marathon excludes the Revised Proposal from the 2009 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, Marathon is enclosing six copies of this letter and the exhibits. A copy of this letter and exhibits are also being mailed on this date to the Proponent in accordance with Rule 14a-8(j), thereby notifying him of Marathon's intention to omit the Revised Proposal from the 2009 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days prior to the date Marathon intends to file its definitive 2009 Proxy Materials. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed, self-addressed postage-paid envelope.

If the Staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested, Marathon would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. If you have any questions, please feel free to call me at 713-296-2535.

Sincerely,

Richard J. Kolencik
Sr. Group Counsel

RJK/229845

Attachments

cc: W.F. Schwind, Jr. (w/out attachments)
John Chevedden, (w/attachments – regular mail)

**Exhibit A**

**[The Revised Proposal]**

11/11/2008 09:29 ***FISMA & OMB Memorandum M-07-16***

Nick Rossi

***FISMA & OMB Memorandum M-07-16***


Mr. Thomas J. Usher
Chairman
Marathon Oil Corporation (MRO)
5555 San Felipe Rd
Houston TX 77056


NOV. 11, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Usher,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: William F. Schwind, Jr.
Corporate Secretary
PH: 713-629-6600
FX: 713-296-2952
FX: 713-499-6754
Richard Kolencik <rjkolencik@marathonoil.com>
Assistant Secretary
PH: 713-296-2535

[MRO: Rule 14a-8 Proposal, October 21, 2008, Updated November 11, 2008]

**3 – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

**Statement of Nick Rossi**

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic won 69%-support at our 2008 annual meeting. The Council of Institutional Investors www.cii.org recommends timely adoption of shareholder proposals upon receiving their first 51% or higher vote.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "High Governance Risk Assessment."
  - " High Concern" in executive pay – $19 million.
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.
  - Call a special meeting.
- Four directors, including our Chairman, held 4 to 6 director seats each – Over-extension concern:
  - Dennis Reilley
  - Charles Lee
  - Shirley Ann Jackson
  - Thomas Usher
- Shirley Ann Jackson, with 6 board seats, received our most withheld votes at our 2008 annual meeting.
- Two directors had long-tenure of 17-years – Independence concern:
  - Charles Lee
  - Thomas Usher

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –**
**Yes on 3**

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

**Exhibit C**

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

February 11, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 5 Marathon Oil Corporation (MRO)**
**Rule 14a-8 Proposal of Nick Rossi**
**Special Shareholder Meetings**

Ladies and Gentlemen:

This is in regard to Marathon Oil Corporation (February 6, 2009). The initial company December 12, 2008 no action request was incomplete by failing to include the modified November 11, 2008 proposal which had already been received by the company a month earlier. Then almost 50-days later on January 28, 2009 the company finally submitted the modified November 11, 2008 proposal without explanation for the delay.

According to Marathon Oil Corporation (February 6, 2009) there is some basis to exclude only the October 21, 2008 proposal. Thus it appears that there is no basis for the company to exclude the modified November 11, 2008 proposal. The modified November 11, 2008 proposal has the same resolved text as a number of proposals which did not receive no action relief in January 2009 and February 2009.

Sincerely,

John Chevedden

cc:
Nick Rossi

Anthony Wills <acwills@marathonoil.com>

[MRO: Rule 14a-8 Proposal, October 21, 2008, Updated November 11, 2008]

**3 – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

**Statement of Nick Rossi**

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic won 69%-support at our 2008 annual meeting. The Council of Institutional Investors www.cii.org recommends timely adoption of shareholder proposals upon receiving their first 51% or higher vote.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "High Governance Risk Assessment."
  - " High Concern" in executive pay – $19 million.
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.
  - Call a special meeting.
- Four directors, including our Chairman, held 4 to 6 director seats each – Over-extension concern:
  - Dennis Reilley
  - Charles Lee
  - Shirley Ann Jackson
  - Thomas Usher
- Shirley Ann Jackson, with 6 board seats, received our most withheld votes at our 2008 annual meeting.
- Two directors had long-tenure of 17-years – Independence concern:
  - Charles Lee
  - Thomas Usher

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –**
**Yes on 3**

---

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.